United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 17, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE ANY SECURITIES IN ANY JURISDICTION OR A SOLICITATION OF ANY VOTE OR APPROVAL.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Coca-Cola Europacific Partners plc announces share buyback programme[1] of up to €1bn

17 February 2026

As disclosed in the preliminary results for the financial year 2025 released today, Coca-Cola Europacific Partners plc (the "Company") intends to return up to €1bn to shareholders through a coordinated share buyback programme on (i) Nasdaq and other applicable US trading venues ("the US Trading Venues") and (ii) the London Stock Exchange, CBOE Europe Limited (through the BXE and CXE order books) and Aquis (the "London Trading Venues") (the "Programme"). The Programme will begin on 18 February 2026 and is expected to be completed prior to the end of February 2027. The purpose of the Programme is to reduce the issued share capital of the Company. All shares repurchased as part of the Programme will be cancelled.

The Company has entered into an arrangement in relation to the initial period of the Programme[2] with Goldman Sachs & Co. LLC and Goldman Sachs International (together with their affiliates "GS"), consisting of two contracts to enable the purchase of ordinary shares on both the US Trading Venues and the London Trading Venues. GS will act as riskless principal, share purchases will be made in accordance with the arrangement and effected within certain contractually agreed parameters, and shall be made independently of and uninfluenced by the Company.

Additional details

The Programme will be effected in accordance with (i) (in relation to purchases made on the London Trading Venues) the scope of the authority to repurchase ordinary shares "on market" conferred on the Company at the 2025 Annual General Meeting and any further authority to be conferred at the 2026 Annual General Meeting[3], (ii) (in relation to purchases made on the US Trading Venues) the scope of the authority to repurchase ordinary shares "off market" conferred on the Company at the 2025 Annual General Meeting and any further authority to be conferred at the 2026 Annual General Meeting; (iii) (in relation to purchases made on the London Trading Venues) (EU) No 596/2014 (the Market Abuse Regulation) and the Commission Delegated Regulation (EU) 2016/1052 as applicable (both as in force in the UK, and as they form part of retained UK law as defined in the European Union (Withdrawal) Act 2018), (iv) Chapter 9 of the UK Listing Rules; and (v) applicable U.S. federal securities laws, including applicable US securities laws and anti-manipulation provisions thereof. In relation to purchases on the London Trading Venues, GS will acquire CREST depositary interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

[1] As announced in CCEP's FY26 guidance as part of its preliminary results for the financial year. The maximum figure reflects CCEP's current view of market conditions.
[2] Expected to cover the period from 18 February 2026 and end no later than 30 June 2026. The aggregate amount for purchases in respect of this initial tranche of the Programme is up to €500,000,000 of which up to €130,000,000 would be in respect of the London Trading Venues (with purchases on the London Trading Venues expected to be completed by 30 June 2026).
[3] The existing shareholder authorities to buy back shares granted at the Company's 2025 Annual General Meeting will expire at the earlier of the close of business on Tuesday 30 June 2026, and the end of the Company's 2026 Annual General Meeting. The Company expects to seek renewal of shareholder authority to buy back shares at the 2026 Annual General Meeting, so that its repurchases under the Programme may continue.

The maximum number of ordinary shares which may be purchased or committed to be purchased by the Company under the contracts entered into in respect of the initial period of the Programme is 35,017,269 (being the number of ordinary shares remaining under the authority granted by shareholders at the Company’s 2025 Annual General Meeting) taken together with such number of ordinary shares under any authority granted by shareholders at the Company’s 2026 Annual General Meeting.

Cautionary note on forward-looking statements

This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP's historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP's view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the "Risk Factors" section of CCEP's 2024 Annual Report on Form 20-F filed with the SEC on 21 March 2025 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers' products into our territories; deterioration of global and local economic and political conditions; uncertainty and volatility from the impact and extent of actual and promised tariff adjustments; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes, including tariff adjustments; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP's actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP's share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

CONTACTS
Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049)

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: February 17, 2026	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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